Exhibit 99.1

Ballard to launch FCmove®-SC fuel cell at Busworld: improved performance and lifecycle cost on the road to diesel parity

New fuel cell engineered to power city transit buses - lower cost, simplified vehicle integration, smarter fleet services, and enhanced safety

VANCOUVER, BC, Sept. 17, 2025 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) will unveil its new-generation transit fuel cell module, the FCmove®-SC, at Busworld in Brussels on 4-9 October 2025. Designed for city transit duty, the FCmove®-SC builds on Ballard's market-leading FCmove family to deliver greater sustained power, simplified vehicle integration, improved in-service performance and lower lifecycle cost as part of Ballard's roadmap toward diesel parity.

Ballard's FCmove®-SC (CNW Group/Ballard Power Systems Inc.)

"The FCmove®-SC is the latest product on Ballard's new core product platform which anchors broader advances targeting the industry's core challenge: narrowing the gap in cost of ownership parity with legacy diesel systems," said Kevin Colbow, Senior Vice President and Chief Technology Officer, Ballard. "The fuel cell design significantly reduces integration complexity for bus manufacturers while improving life-time cost and performance for transit operators."

The FCmove®-SC offers several enhancements for bus manufacturers and operators:

•	30% increase in system power (end-of-life) with improved durability, operating and freeze-start temperatures and higher power density.
•	25% increase in volumetric power density through integrated DC/DC packaging.
•	25% higher maximum radiator outlet temperature (60°C → 75°C), simplifying vehicle thermal management.
•	40% reduction in total part count.

Lower lifecycle cost, better performance
The FCmove®-SC targets a peak power capability of at least 75 kW, optimized for consistent in-service output and higher thermal margins for improved efficiency. These attributes support smaller cooling requirements and provide more usable waste heat for cabin heating - all intended to reduce operating cost and enable competitive total cost of ownership versus legacy diesel systems. Efficient subsystems support an expected service life of approximately 25,000 operating hours under standard transit duty cycles.

Simpler integration
By internalizing the DC/DC converter and power controller, the FCmove®-SC consolidates functionality into a smaller, more serviceable package. Fewer external interfaces and routable parts simplify powertrain integration and reduce diagnostics and preventive maintenance requirements.

Intelligent services
Ballard is upgrading its fleet services to pair the FCmove®-SC with predictive maintenance and analytics. Onboard communications and Ballard's FCServiceCloud Customer Insight portal enables preventive and predictive maintenance workflows, helping operators maximize uptime and lower lifecycle support costs.

Enhanced safety
Enhanced safety is central to the FCmove®-SC architecture which introduces industry-leading safety features. The PEM stack enclosure incorporates a new internal geometry that inhibits hydrogen-related risks. This passive safety measure reduces dependence on conventional active safety features such as sensors and software controls.

Proven field performance
The new FCmove®-SC draws on Ballard's extensive on-road experience. In Europe, Ballard has deployed more than 850 vehicles across cities on the continent. Ballard's FCmove®-HD module has been produced, scaled, and successfully operated over nearly a hundred million service kilometers. This market-leading operational base has informed FCmove®-SC's new design, architecture, and component subsystems resulting in lower total cost of ownership for transit operators.

"Our focus is to deliver practical, measurable steps that move fuel cell buses closer to diesel parity," said David Mucciacciaro, Senior Vice President and Chief Commercial Officer. "We're benefitting from the most operational experience in the bus segment and on insights from our long-standing customers, to deliver a solution that simplifies vehicle integration, reduces operating and maintenance costs - backed by services that keep fleets reliably on the road."

Ballard will exhibit the FCmove®-SC and other transit solutions in Hall 9, Stand 579 at Busworld at the Brussels Expo, 4-9 October. Demonstrations are by invitation; transit operators and OEMs interested in scheduling should contact Ballard's marketing team.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells enable electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated performance, cost, serviceability, and other customer benefits of our products and services. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Further Information:

Sumit Kundu - Investor Relations +1.604.453.3517 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 17:30e 17-SEP-25